Exhibit 22.1

Subsidiary Guarantors and Issuers of Guaranteed Securities

GXO Logistics Capital B.V. (“GXO Capital”) is a wholly-owned, indirect consolidated subsidiary of GXO Logistics, Inc. (“GXO”) and, as of December 31, 2025, the issuer of certain registered debt securities which are guaranteed by GXO. As of December 31, 2025, the registered debt securities were as follows:

€500 million 3.750% notes due 2030.